

Mail Stop 3720

July 8, 2008

Mr. Philip Rauch
Chief Financial Officer
Newmarket China, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

> **Re:** **Newmarket China, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
>
> **Forms 10-QSB for the Fiscal Quarter Ended March 31, 2008**
> **File No. 0-14306**

Dear Mr. Rauch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operations

Results of Operations

1.   One of the objectives of MD&A is to provide a narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management. We note that you reported revenue of $40 million and $29 million in the years ended December 31, 2007 and 2006, respectively. However, it is unclear from your current disclosures what products and services generate this revenue and the underlying reasons for the changes from 2006 to 2007. Revise in future filings to:

- clearly disclose and quantify each material factor that contributed to the change in revenue and cost of sales;
- provide insight into the underlying business drivers or conditions that contributed to these changes; and
- describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In response to this letter, provide us with your proposed revised disclosures.

Auditor's Opinion, page F-3

2.   We note that your auditors are located in Ohio. It appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Whether your U.S. auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Note 2. Revenue Recognition, page F-9

3. It appears that you earn revenue from the sale of products, including computer hardware and software, and services. In this regard, revise to describe your revenue streams in more detail and articulate the accounting policy that you follow for each material type of transaction. If sales transactions have multiple units of accounting, such as a product and service, the accounting policy should clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Please refer to Question 1 of SAB Topic 13B for further guidance. In response to this letter, please provide us with your revised disclosures.

Form 10-QSB for the Three Months Ended March 31, 2008

4. We note that you have filed your periodic report for the three months ended March 31, 2008 under Item 310 of Regulation S-B. Effective February 4, 2008, smaller reporting companies are required file their interim financial statements in accordance with Article 8-03 of Regulation S-X on Form 10-Q, following the Smaller Reporting Company disclosure rules. In this regard, please file your next periodic report accordingly.

Consolidated Statement of Operations

Depreciation and Amortization

5. We note the total amount of depreciation and amortization expense of $48,773 for the three months ended March 31, 2007 as presented in your Consolidated Statement of Operations is more that the $38,900 total amount reported for the twelve months ended December 31, 2007. Please explain the circumstances that resulted in a decrease in depreciation and identify the period or periods affected. Also tell us where you disclosed the changes in depreciation in your interim and annual reports.

Item 3. Controls and Procedures

6.   We note from your disclosures, that you conducted an evaluation of the company's disclosure controls and procedures as of December 31, 2007. You are required by Item 307 of Regulation S-K to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, which in this case is as of March 31, 2008. Please tell us the conclusion management reached at March 31, 2008, and revise your future filings to provide the above-mentioned, required disclosures as of the end of each interim and annual period.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director